
Mail Stop 3561

October 24, 2017

Randall Letcavage
President, Chief Executive Officer & Chief Financial Officer
Premier Holding Corporation
1382 Valencia, Unit F
Tustin, CA 92780

> **Re:** **Premier Holding Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 31, 2017**
> **Form 10-Q for the Quarterly Period Ended June 30, 2017**
> **Filed August 14, 2017**
> **File No. 0-53824**

Dear Mr. Letcavage:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 19

1. We note your increase in selling, general and administrative expenses is primarily due to an increase in consulting expense from share-based payments to outside consultants. Please tell us and revise your disclosure to fully describe the reasons underlying the cause of the increase including the nature of the consulting services received. This comment also applies to your Form 10-Q for the period ended June 30, 2017.

Critical Accounting Policies and Estimates

Goodwill, page 23

2. We note you did not record an impairment loss on goodwill for the fiscal years ended December 31, 2016 or 2015 or the interim period ended June 30, 2017. Given your declining revenues, recurring losses, negative cash flows, limitations on accessing capital, substantial doubt about your ability to continue as going concern and your significant accumulated deficit, please explain whether an assessment or testing of impairment was done. Please explain how the identified impairment indicators were considered and your results supporting your determination that you do not have goodwill impairment. Reference is made to ASC 350-20-35.

3. In future filings, if any of your reporting units are at risk of failing step-one of your impairment test, please revise to disclose this fact as well as the percentage by which the fair value exceeded carrying value as of the date of the most recent test; the amount of goodwill allocated to the reporting unit; a discussion of the degree of uncertainty associated with the key assumptions and a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Note 9 – Discontinued Operation, page F-19

4. We note as result of your default on the purchase agreement with LP&L you deconsolidated the entity, recorded a gain on its disposal and presented the results along with the gain as discontinued operations in your financial statements. Please explain the accounting guidance you relied on for your discontinued operations presentation and gain recognition. The guidance in ASC 845-10-30-10 indicates the rescission of a prior merger would be accounted for at the recorded amount (after reduction, if appropriate, for an indicated impairment of value) of the nonmonetary assets distributed. Please explain what consideration you gave to accounting for this transaction as a rescission of the merger.

Form 10-Q for the Quarterly Period Ended June 30, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

5. We note revenues decreased during the fiscal year ended December 31, 2016 due to transitioning resources for TPC to outbound telemarketing and a shift in emphasis at E3 from direct sales exclusively to focus on lead generation. Please tell us and revise to disclose the underlying cause for the reduction in residential and call center revenue and product revenue for the six months ended June 30, 2017. Please expand to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues, income or cash flows.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding our comments. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products